UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GTC Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

36238T-10-4

(CUSIP Number)

October 4, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36238T-10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LFB Biotechnologies, S.A.S.U.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,000,000 (consisting of 5,000,000 shares of Common Stock issuable upon conversion of 5,000 shares of Series D Convertible Preferred Stock)

	6.	Shared Voting Power 5,000,000

	7.	Sole Dispositive Power 5,000,000

	8.	Shared Dispositive Power 5,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer GTC Biotherapeutics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 175 Crossing Boulevard Framingham, MA 01702

Item 2.
	(a)	Name of Person Filing LFB Biotechnologies, S.A.S.U.
	(b)	Address of Principal Business Office or, if none, Residence 3, Avenue Des Tropiques BP 305, Les Ulis, 91958 Courtaboeuf Cedex, France
	(c)	Citizenship The filing entity is a société par actions simplifiée unipersonnelle established under the laws of France
	(d)	Title of Class of Securities Common Stock, par value $0.01
	(e)	CUSIP Number 36238T-10-4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 5,000,000 shares (consisting of 5,000,000 shares of Common Stock issuable upon conversion of 5,000 shares of Series D Convertible Preferred Stock)
(b) Percent of class: 6.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 5,000,000
(ii) Shared power to vote or to direct the vote 5,000,000
(iii) Sole power to dispose or to direct the disposition of 5,000,000
(iv) Shared power to dispose or to direct the disposition of 5,000,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LFB BIOTECHNOLOGIES, S.A.S.U.

Date: October 13, 2006	By:	/s/ Brian P. Keane
Brian P. Keane
Attorney-in-fact

EXHIBIT A

POWER OF ATTORNEY

Know all by these present, that the undersigned hereby constitutes and appoints each of Brian P. Keane and Marianne Staniunas of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., signing singly, with full power of substitution, the undersigned’s true and lawful attorney-in-fact to:

(1)            execute for and on behalf of the undersigned forms and authentication documents for EDGAR Filing Access;

(2)            do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such forms and authentication documents;

(3)            execute for and on behalf of the undersigned Schedules 13D and 13G in accordance with Regulation 13D-G of the Securities Act of 1934 and the rules thereunder;

(4)            do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or 13G and timely file such schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(5)            take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interests of, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Regulation 13D-G of the Securities Exchange Act of 1934, as amended.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D and 13G with respect to the undersigned’s holdings of and transactions in securities, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed this 11th day of October, 2006.

LFB BIOTECHNOLOGIES S.A.S.U.

/s/ Christian Bechon
Name: Christian Bechon
Title: President